EXHIBIT 12.1

SCRIPPS NETWORKS INTERACTIVE, INC.

COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	For the years ended December 31,
(in thousands, except ratios)	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations, net of taxes	$778,473	$726,808	$683,028	$849,656	$636,648
Add:
Provision for income taxes	343,391	301,043	307,623	88,107	246,452
(Income) loss from equity investees, net	(80,916)	(85,631)	(79,644)	(60,864)	(49,811)
Distributions of income from equity investees	93,624	104,185	83,912	61,896	39,420
Total interest expense	108,047	52,687	48,710	50,814	36,121
Earnings, as adjusted	$1,242,619	$1,099,092	$1,043,629	$989,609	$908,830
Fixed charges:
Total interest expense	$108,047	$52,687	$48,710	$50,814	$36,121
Total fixed chargees	$108,047	$52,687	$48,710	$50,814	$36,121
Preferred stock dividends	-	-	-	-	-
Total combined fixed charges and preferred stock dividends	$108,047	$52,687	$48,710	$50,814	$36,121
Ratio of earnings to fixed charges	11.50	20.86	21.43	19.48	25.16
Ratio of earnings to combined fixed charges and preferred stock dividends	11.50	20.86	21.43	19.48	25.16